Filed by TCF Financial Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: TCF Financial Corporation Commission File No.: 001-39009 Date: December 14, 2020 TCF, HUNTINGTON TO MERGE, CREATING A POWERHOUSE MIDWEST BANK Dear team members, On behalf of our Boards of Directors and our leadership teams, we are proud to announce that TCF and Huntington have entered into a merger agreement that, with regulatory approval, will create a powerhouse Midwest bank with dual headquarters in Detroit, Michigan and Columbus, Ohio. The combined company will bring together two purpose-driven organizations with a deep commitment to the communities we serve. We both have a rich history of caring for our customers and colleagues, and it’s our good and talented people who differentiate us now and will in the future as a new company. Our companies share a similar culture, and we are looking forward to the great things we will do together. In times like these, and in an industry like ours, we must constantly evolve and grow to serve our customers and our communities – and to give each of you the opportunities you deserve to grow your careers and achieve your ultimate potential. This is truly a partnership and we know we will be stronger together. Under the terms of the agreement, TCF will merge into Huntington, and the combined holding company and bank will operate under the Huntington name and brand following the closing of the transaction. Upon closing, Steve Steinour will be the Chairman, President and CEO of the holding company, and CEO and President of the Bank; Gary Torgow will be Chairman of the bank. Five current TCF Directors will join the Board of Directors of the combined company. David L. Porteous, will serve as Lead Director of the holding company and bank Boards. The headquarters for the Commercial Bank will be in Detroit, where a new skyscraper is under construction to house at least 800 team members of the new company – nearly three times the number of employees TCF originally had planned for the downtown structure. Columbus will remain the headquarters for the holding company and the Consumer Bank. While Columbus and Detroit are key

markets for the future of our combined company, we will have a senior-management presence across our geography – especially in the Twin Cities, Chicago and Midland, Mich. – ensuring a strong local presence and commitment across our growing footprint. We know this announcement will bring with it anxiety and questions about the future. We recognize that this extraordinary team at TCF just completed a successful merger during a pandemic, economic disruption and racial reckoning. Through it all, we focused on our purpose to help our customers and our communities navigate the storm, and we are eternally grateful for your tireless dedication. This merger of two of the region’s strongest banks creates a top-10 U.S. regional bank. Combined, we will have the largest number of branches in the Midwest and will be able to use our scale to serve our customer needs through a distinctive, digital-first customer experience. The merger is good for both TCF and Huntington because scale matters now more than ever: it drives revenue, finances the technologies our customers crave, and allows us to adapt to vast demographics disrupting the industry. Speed and agility, along with customer experience, are key in the marketplace – especially because of evolving customer demands and an increase in non-traditional competitors. We are on this journey with you together. We are committed to keeping you informed and to treating every team member with dignity and respect throughout this process. In addition to this letter, you can expect regular updates about the transition process, beginning with an enterprise-wide Zoom call today at 2 p.m. Eastern, where we will discuss our plans to come together as one company. Watch for an invitation in your email. Please review the Frequently Asked Questions document that will post on One Voice and look for a dedicated One Voice page where we’ll archive merger-related information. If you have questions not answered in the FAQ, please visit this Microsoft Forms site and enter them there. Our communications team will work with other departments to find answers that will post on a One Voice site for everyone to see. We don’t have all the answers yet, of course, and we’re committed to doing our best to get you the information you want to know. Between now and legal close (pending regulatory and shareholder approvals), please continue your regular daily activities. We hope you can take some time off over the holidays, and when you come back in January, we are counting on you to stay focused. We want this integration to be exceptional. We believe you can help us achieve this goal, and we are asking for your partnership and support. As we go forward, our shared values will guide us. We believe our companies draw strength from our inclusion and diversity, and we value the uniqueness that each team member brings to achieve our purpose and beliefs. Near the end of what has been an historic year in so many different ways, we thank you for your continued commitment to each other, our customers and our local communities. Together, we will be stronger. Sincerely, Gary Torgow Executive Chairman TCF Financial Corp. David Provost CEO TCF Financial Corp. Thomas C. Shafer CEO, TCF National Bank, Vice Chair, TCF Financial Corp. Stephen D. Steinour Chairman, President and CEO Huntington Bancshares Inc. TCF One Voice is produced by TCF Corporate Communications and provides news and information that affects most team members. © 2020 TCF Financial Corporation. For internal use only. About links: If a link doesn’t work for you, please copy (cursor over the link, right click, copy) and paste the address into Chrome browser. You must sign-in to access TCF SharePoint sites. To sign-in, please go to office.com using ID@corp.tcf.biz, sf.tcf.biz, or chemicalbank.com and your network password. Distribution: All team members. Legacy Chemical team members may receive two emails with this message. That’s because as email migration continues, we’re sending emails to both current and legacy lists to ensure messages are received. Once migration is complete we’ll send using a single distribution list.

Read the video transcript CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of TCF and Huntington, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward- looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between TCF and Huntington; the outcome of any legal proceedings that may be instituted against TCF or Huntington; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where TCF and Huntington do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of TCF and Huntington successfully; and other factors that may affect the future results of TCF and Huntington. Additional factors that could cause results to differ materially from those described above can be found in TCF’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the SEC and available on TCF’s investor relations website, ir.tcfbank.com, under the heading “Financial Information” and in other documents TCF files with the SEC, and in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither TCF nor Huntington assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of TCF and Huntington and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving TCF and Huntington will be submitted to TCF’s shareholders and Huntington’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF TCF AND SHAREHOLDERS OF HUNTINGTON ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about TCF and Huntington, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to TCF Investor Relations, TCF Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226, (866) 258-1807 or to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007. PARTICIPANTS IN THE SOLICITATION TCF, Huntington and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TCF and Huntington in connection with the proposed transaction under the rules of the SEC. Information regarding TCF’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020, and other documents filed by TCF with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2020, and other documents filed by Huntington with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.